August 5, 2005


Mail Stop 4561

Mr. Christopher Glover
Chief Executive Officer and Chairman
Auto Data Network, Inc.
712 Fifth Avenue
19th Floor
New York, NY  10019

Re:	Item 4.02 Form 8-K
	Filed 5/20/05
      File No. 000-24609

Dear Mr. Glover:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

1. Please advise us if and when you intend to file audited financial statements for the year ended February 29, 2004 that have been audited by an independent registered accounting firm.


	You should respond to this comment on or before August 12, 2005.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions, please call me at (202) 551-3429.


							Sincerely,



							Kristi Beshears
							Staff Accountant


??

??

??

??

Auto Data Network, Inc.
August 5, 2005
Page 1